EXHIBIT 99.4

Preferred Stock: The Company has authorized 10,000,000 shares of preferred stock, par value $.001 per share. As of June 5, 2000 the Company has not issued any Preferred Shares nor have any Preferred Stock Certificates been printed. Each Preferred Share shall be entitled of one vote in shareholder meetings and cumulative voting is denied unless shares are specifically issued with such privilege. Each Preferred Series, and there can be many as determined by the Board of Directors, shall bear description of the rights and privileges and restrictions designated on each certificate for each series as set and established by the Board of Directors. If the Company does issue Preferred Stock the preferences, qualifications, limitations, restrictions and special or relative rights will be contained in Resolutions of the Board of Directors of the Company establishing each such series. A copy of these provisions respecting the authorized capital stock of the Company will be furnished without charge to any stockholder upon request to the secretary of the Company at its designated office.